

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2010

Junning Ma
President and Chief Executive Officer
ORB Automotive
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

> Re: **Action Acquisition Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed December 1, 2010**
> **File No. 000-52341**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you changed your name to "Orb Automotive Corporation" on November 3, 2010. Please revise your Forms 8-K and 10-K accordingly.

Entry Into a Material Definitive Agreement, page 1

2. We note your revised disclosure in response to comment four in our letter dated October 22, 2010, specifically "Determination Date (as defined below)." We were unable to locate the definition of that defined term. Please revise accordingly.

3. We note your response to comment five in our letter dated October 22, 2010, particularly that "the parties verbally agreed to delete Schedule 4.01(c)." Please file as an exhibit a

written description of the agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). For guidance, see Question 146.04 of the Compliance & Disclosure Interpretations comprising the Division's interpretations of Regulation S-K, which is located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Our Business, page 5

4.   We note your revision in response to comment eight in our letter dated October 22, 2010. Please provide the basis for your statement that you are a "market leader" in the windshield business.

Our Expansion and Growth Strategy, page 8

5.   We note on page 9 that you have preliminarily identified five possible acquisition targets and are conducting due diligence on these business. Please provide us with your evaluation of these targets under Rule 8-04 of Regulation S-X in determining whether financial statements of these targets are required. In this regard, tell us whether any acquisitions of the targets are probable and whether any of the probable acquisitions are related businesses or significant as determined under Rule 8-04(b) of Regulation S-X.

Environmental Compliance, page 10

6.   We note your response to comment 14 in our letter dated October 22, 2010. Please revise to address the current costs of compliance with environmental laws.

Competition and Markets, page 11

7.   We note your response to comment 18 in our letter dated October 22, 2010. Please revise to provide the basis for your belief that you have lower logistic and production costs and that you will be able to dominate the Chinese domestic market because you have a significant cost advantage. The basis for your belief must be clear from your disclosure.

Risk Factors, page 13

8.   We partially re-issue comment 19 in our letter dated October 22, 2010. Please remove the statement: "The risks described below are not the only ones facing our Company."

9.   In the first risk factor on page 16, you reference the "—Business—Suppliers" section. Please remove this reference because this section does not exist.

Risk Factors, page 13

10.   We note from your responses to prior comments 21 to 26 of our letter dated October 22, 2010 that your consultant has experience leading audit teams for U.S. publicly traded

companies, has supervised and trained Chinese accounting staffs in U.S. GAAP, and is a member of the AICPA. However, based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand the last risk factor on page 18 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Company Overview, page 27

11.   We re-issue comment 29 in our letter dated October 22, 2010. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Three Months Ended June 30, 2010 Compared to the Three Months Ended June 30, 2009

12.   We note your indicate that for the three months ended June 30, 2010 cost of goods sold amounted to $1.4 million. Your table indicates a cost of goods sold was $764,336. Please revise as appropriate.

Certain Relationships and Related Transactions, page 39

13.   We partially re-issue comment 41 in our letter dated October 22, 2010. Please disclose the material terms of the agreement between Action and Nautilus Global Partners.

14.   We note your response to comment 42. Please note that for a 'smaller reporting company' Item 404 requires information regarding any transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years. Please revise your disclosure as applicable.

Change in Control of Registrant, page 48

15.   Please revise to identify the natural persons with voting or investment control over the shares held by Apollo Enterprises International Inc., Aubo Automobile Inc., Universal Kingdom International Ltd., Golden Grand Enterprises Ltd., and Good Energy Enterprise Ltd.

Pro Forma Financial Information, page 52

16.   We note that you did not present pro forma financial statements because the combined financial statements of these companies are not materially different than those of Shenzhen ORB alone. It appears to us that the reverse merger would have impacted the equity of Grand Power Capital, Inc., formerly known as Shenzhen ORB-FT New Material Co., Ltd. Please explain to us in quantitative and qualitative terms how you determined the pro forma financial statements are not materially different, or provide pro forma financial statements giving effect to the September 10, 2010 reverse merger transaction between Action Acquisition, Inc. and Grand Power Capital, Inc.

Exhibits

17.   We re-issue comment 53 in our letter dated October 22, 2010. We note that you failed to include the schedules to Exhibit 10.1. Please file any material schedules to this agreement and confirm that you have filed all material schedules. In addition, the agreement filed should contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish on a supplemental basis a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Exhibit 99.1

18.   We note from your response to prior comment 55 of our letter dated October 22, 2010 that you revised the caption in the cash flow statement. However we could not locate such a revision. Please clarify or revise in your next amendment.

19.   We note that you present financial statements of Grand Power Capital for the interim period only. Since Grand Power Capital was formed in October 2009, the retroactive application of its acquisition of Shenzhen ORB should extend to the annual financial statements as of and for the year ended December 31, 2009 as well, as applicable. Please revise and provide an explanatory footnote.

Exhibit 99.2

Consolidated Balance Sheets, page 2

20. We note you present the amount of "Due to related party" as a current asset. This caption implies that you owe amounts to a related party, which would constitute a liability rather than an asset. Please clarify or revise in your next amendment.

Notes to the Consolidated Financial Statements, page 6

Note 2. Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 7

21. We note from that you generally recognize revenue when delivery is completed. Please describe to us those circumstances in which you recognize revenue before delivery is completed.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jacquelyn A. Hart
Fax: (610) 371-7960